Exhibit (a)(1)(K)
STOCK OPTION EXCHANGE PROGRAM
Supplemental Frequently Asked Questions
A comprehensive list of questions and answers about the details of the Boston Scientific Stock Option Exchange Program, including eligibility, terms, timing, tax implications and other information is included in the Offer to Exchange document located on the Stock Option Exchange Program Portal at https://www.corp-action.net/Bostonscientific. Below you will find some answers to frequently asked questions. This document is intended to provide a more simplified explanation of certain key points of the program. These questions and answers to do not reflect all of the information contained in the Offer to Exchange document or related program documents. We recommend you read all of the materials associated with the program.
Q1)	What is the Stock Option Exchange Program?

A)	The Stock Option Exchange Program is a voluntary program in which eligible employees who hold stock options granted under the 2000 and 2003 Incentive Plans with an exercise price greater than or equal to $25.00 can exchange those options for a lesser number of deferred stock units (DSUs). The program offer period begins on May 22, 2007 and is scheduled to expire on June 18, 2007 at 11:59 p.m. Eastern Daylight Savings Time.

Q2)	Why is the company offering the program?

A)	We are offering this program to strengthen our ability to motivate and retain valued employees as well as to promote the interests of our stockholders. We regularly review our compensation programs and incentive plans to ensure they continue to meet our top priorities of attracting and retaining key people – and ultimately drive our long-term growth and performance.

We recognize that the long-term incentive plan is an important part of an employee’s total compensation package. Many of you have expressed disappointment that your stock options have not delivered value to you over the past few years. In response to your feedback, we are offering this program as an opportunity for you to exchange certain underwater stock options for new DSUs.

As you know, the potential value of options is dependent on the financial markets rewarding our company performance with an increased share price that is above the initial grant price. However, DSUs, when vested, convert to full value shares at no purchase cost to you, which gives you tangible rewards for your performance, even through stock price fluctuations. When your DSUs vest and convert to shares of Boston Scientific stock, you are free to hold or sell them, subject to our stock trading policies. We believe that employees who own a stake in the company are more engaged in the business and invested in the company’s success. This program is consistent with our overall compensation approach.

The exchange program allows us to provide real stock ownership opportunities for our employees with minimal accounting expense to the company in that the value of the exchanged options is roughly equal to that of the new DSUs. The program will also allow Boston Scientific to recover a large number of outstanding shares for future use in support of company objectives and pay programs.
Frequently Asked Questions

Q3)	Who is eligible to participate in the program?

A)	All employees of Boston Scientific who hold eligible options, which are those granted under the 2000 and 2003 Long Term Incentive Plans with an exercise price of $25.00 or higher, are eligible to participate in the program, with the exception of members of the Executive Committee and Board of Directors and a small number of employees in certain countries due to restrictions under local laws. If your employment terminates at any time during the offer period for any reason, you are not eligible to participate in the program.

Q4)	Why is our most senior leadership excluded from the program?

A)	Members of the Executive Committee and Board of Directors are not eligible to participate in the program because we believe that their actions have a more direct impact on company performance and business results, which affect our share price. We feel it is important that they maintain their original stock options as an incentive to improve company and stock price performance.

Q5)	What is the “exercise price”?

A)	The exercise price generally refers to the fixed price, documented in a stock option award, at which employees can exercise their right to purchase a share of a company’s stock. The exercise price is the market price of a share of Boston Scientific common stock on the date the option is granted.

Q6)	What does it mean when a stock is “underwater” or “out-of-the-money”?

A)	Due to stock price fluctuations, at any given time following the grant of the option, the prevailing market price of our stock may be greater than, equal to, or less than the exercise price of the option. When the market price is greater than the exercise price of the option (known as an “in-the-money” option), the option holder receives value from exercising the option, because he or she is able to buy the stock underlying the option at less than its prevailing market price and then sell it in the open market for a profit. The holder of an option to purchase stock at an exercise price that is equal to or greater than the prevailing market price (known as an “out-of-the-money” or an “underwater” option) generally would not exercise the stock option because the subsequent sale of the stock would result in a loss. The options eligible for exchange under this program are currently “underwater” because they have an exercise price equal to or greater than $25.00 and the market price of our common stock on May 21 was $15.53.

Q7)	What is “shareholder dilution”?

A)	Shareholder dilution refers to the decrease in the ownership stake of existing shareholders associated with an increase in the number of shares outstanding including stock options, DSUs and other stock-based awards. The exchange program benefits the shareholders in that we are avoiding additional dilution by exchanging options for a lesser number of DSUs rather than offering more stock options at today’s stock price in addition to the outstanding underwater options.
Frequently Asked Questions

Q8)	What is a DSU?

A)	A deferred stock unit (DSU) is our commitment to issue a share of common stock to an employee of Boston Scientific in the future upon the satisfaction of certain vesting requirements. Similar to options, DSUs vest over time based on your continued employment. Unlike options, no employee expenditure is required to realize the value of a DSU. When a DSU vests, the underlying share of common stock is issued to and is fully-owned by the employee, after local tax obligations have been met. The shares received after vesting can be a more tangible reward than a stock option that has to be exercised for a price and sold in the open market at a higher price for value to be recognized.

Q9)	How is a DSU different from a share of stock?

A)	A deferred stock unit is not actually a share of stock. It is the promise to give you a share of common stock if you remain employed at the company on the unit’s vesting date. You will not have any of the rights of a shareholder (including, but not limited to, voting and dividend rights) with respect to the DSUs until shares are delivered upon vesting.

Q10)	How is a DSU different from a stock option?

A)	The below table provides an explanation on the difference between a DSU and a stock option.

	Deferred Stock Units (DSUs)	Stock Options
The Grant	Commitment to deliver a specific number of shares after satisfaction of applicable vesting conditions	Opportunity to purchase a specific number of shares in the future at the market price as of the option grant date after satisfaction of applicable vesting conditions

Value	Actual stock price on any given day after satisfaction of applicable vesting conditions	Based on appreciation of stock price after grant and satisfaction of applicable vesting conditions, value is the difference between grant price and market price

Ownership	At vesting	After options are vested and exercised (purchased)

Life/Term	N/A	10 years from grant date

Tax Implications	Taxed at vesting, generally as ordinary income; provisions may vary outside the US	Taxed at exercise, generally as ordinary income; capital gains at time of stock sale (long-term or short-term based on applicable holding period); provisions may vary outside the US
Q11)	Why are deferred stock units a good alternative for options?

A)	Each DSU represents, upon vesting, a share of Boston Scientific stock with no purchase price and therefore carries value even through stock price fluctuations.
Frequently Asked Questions

Q12)	How does the use of deferred stock fit in with our compensation strategy?

A)	Boston Scientific’s compensation program is designed to:
•	drive and reward top performance;

•	enable employees to share in the success of the company;

•	attract the best people to work at BSC; and

•	retain our successful people.
Offering DSUs as an alternative to stock options helps us to achieve these goals because DSUs provide tangible rewards that are not tied as directly to an increase in our stock price and promote ownership in the company after a specified vesting period.

Q13)	Are we making this offer to save money?

A)	No. The exchange program is intended to be essentially cost-neutral to the company; that is, the exchange program will not save money, nor will it create a significant additional expense for the company. The value of the exchanged options is intended to be roughly equivalent to that of the new DSUs. There are two primary benefits to the company. First, through the exchange of underwater stock options for a lesser number of DSUs, the company will recover shares that will be returned to the plan and made available for future employee awards. Second, currently outstanding underwater stock options provide little in the way of retentive or motivational value. By providing employees with the opportunity to exchange those options for DSUs, the company hopes to improve the retention and motivational value of the equity program.

Q14)	Does this offer to exchange stock options for DSUs mean Boston Scientific sees little upside in our stock?

A)	No. It’s important to remember that we have been in similar circumstances in the past. We have been under pressure, with performance challenges and a falling stock price, yet each time, we have addressed our problems, found solutions and taken our business to a higher level. Each time as a result, the stock has bounced back. Boston Scientific has always managed our business for the long run and we will continue to do so. We have taken calculated risks and engaged in bold strategies that have made us the leader we are today. In the past, this approach has paid off for the long-term investor, including our employees, who in the end are those most responsible for our success. We have every confidence it will do so in the future.

However, because we are concerned that your stock options have not delivered value to you over the past few years and we cannot predict market performance, we are offering this program as an opportunity to exchange your underwater options for DSUs that will become full value shares upon vesting and to help ensure Boston Scientific employees have an ownership stake in the company. We believe that employees who have a meaningful ownership stake in the company direct their actions towards enhancing the success of the company.
Frequently Asked Questions

Q15)	What is the exchange ratio?

A)	The number of DSUs that we are offering in exchange for each eligible option grant is determined by an exchange ratio based on the exercise price of the eligible options.

The exchange ratios are as follows:

Exercise Price of Eligible Options	Exchange Rate
Less than $25.00	Not eligible for exchange program
$25.00 to $30.00	4 options for 1 DSU
$30.01 to $40.00	7 options for 1 DSU
Over $40.00	8 options for 1 DSU
We will not issue any fractional DSUs. Any exchange that would result in a fractional deferred stock unit under the exchange ratio will be rounded down to the next whole unit. To help you calculate the number of DSUs you would receive in exchange for eligible options, please download the Exchange Worksheet from the Stock Option Exchange Program Portal at https://www.corp-action.net/Bostonscientific.

Q16)	How were the exchange ratios determined?

A)	The exchange ratios were determined using a binomial option valuation formula—one of the most widely accepted methods for calculating the value of a stock option. When we benchmarked ourselves to our peer group of companies and other firms who have offered similar exchange programs, this was determined to be a competitive practice in terms of placing a comparable value on options compared to DSUs.

Q17)	Why will I receive fewer DSUs than options if I make the exchange?

A)	One DSU is equivalent in value to one share of Boston Scientific stock. Stock options deliver gain via appreciation of stock price between grant date and exercise date. Because stock options provide incremental value, and DSUs offer the full value of a share, fewer DSUs are required to deliver equivalent value. Because the value of DSUs is not dependent on the stock price exceeding the exercise price, the number of DSUs granted is typically less than the number of stock options. It is important to consider the value of the grant, not the number of the shares.
Frequently Asked Questions

Q18)	What is the new vesting schedule for DSUs?

A)	The new vesting schedule for each new DSU is based on the percentage vested of the exchanged options as of the grant date of the new DSUs as indicated in the table below.

% of Eligible Option Vested as
of Effective Date of Exchange	Vesting Schedule of New DSU
33% or less	25% per year on each of the first four anniversaries of the date of grant of the new DSU

More than 33%, less than or equal to 66%	33% per year on each of the first three anniversaries of the date of grant of the new DSU

More than 66%, less than 100%	50% per year on each of the first two anniversaries of the date of grant of the new DSU

100%	100% on the first anniversary of the date of grant of the new DSU
Your DSUs will continue to vest as long as you remain an employee at Boston Scientific. Once your DSUs are vested, you will receive shares of our common stock.

Q19)	Why are the new DSUs unvested, even if my options were already vested?

A)	Two key objectives of our compensation and incentive programs are to align the interests of our employees and shareholders and to promote the long-term retention of our employees. We hope the new vesting period for DSUs will encourage our employees to stay with Boston Scientific in order to achieve the benefits of the awards upon vesting.

Q20)	What is the grant date of the new DSUs?

A)	The expected grant date of the new DSUs is June 19, 2007, the day following the scheduled expiration of the program offer.

Q21)	Can I refuse to exchange my stock options for DSUs?

A)	Yes. The Stock Option Exchange Program is completely voluntary. If you decide not to participate in the program, you don’t need to do anything.

Q22)	How do I make an election?

A)	You may make an election to exchange eligible options online on the Stock Option Exchange Program Portal at https://www.corp-action.net/Bostonscientific. You will receive an email on May 22, 2007 from Mellon Investor Services that includes your personal identification number (PIN). You will need this information to access the portal, view your eligible options and make your election online.

Q23)	Will I receive a confirmation of my election?

A)	Yes. Once you make your election online, you will receive a confirmation number. You should print a copy of the confirmation page for your records.
Frequently Asked Questions

Q24)	What if I change my mind after I make an election?

A)	If you decide to participate in the program, and then change your mind and decide to withdraw or change all or some of the elections you submitted, you may do so at any time before the end of the offer period by returning to the Stock Option Exchange Program Portal, which is available at https://www.corp-action.net/Bostonscientific, to edit your election. You may also submit a paper withdrawal form which is available on the portal to Mellon Investor Services before the end of the offer period.

Your final election must be received by Mellon Investor Services, either online or in paper form, before the offer expires on June 18, 2007 at 11:59 p.m. EDT.

Q25)	Will I be able to view my DSUs online?

A)	Shortly after the expiration of the offer period, you will be able to view your DSUs online in your stock option accounts on the Mellon website at www.melloninvestor.com, just like you do with your existing options and DSUs.

Q26)	What happens to my DSUs if I leave the company or retire before they are vested?

A)	You will forfeit any unvested DSUs if your employment terminates for any reason besides retirement, death or disability, as described in the relevant plan documents and agreements. However, all vested shares of common stock are yours and can be sold or transferred, subject to our stock trading policies.

If you retire, which at this time means your age plus your number of years of service to Boston Scientific equals 62 (provided you are at least 50 years old and have 5 years of service), your unvested DSUs will be immediately vested.

Q27)	How do I know which options are eligible for the exchange?

A)	On the Stock Option Exchange Program Portal at https://www.corp-action.net/Bostonscientific, you will have access to a personalized summary of the unexercised options you have been granted that are eligible for this exchange.

Q28)	A portion of my options are already vested under one grant. Why can’t I exchange the unvested ones and keep the vested ones?

A)	For accounting purposes and administrative ease, the entire outstanding, unexercised portion of an option grant award—vested or unvested—must be exchanged. However, the program does allow employees the flexibility to exchange particular grants and choose not to exchange others.

Q29)	Are there tools available to help me make my decision?

A)	Yes. You can access an interactive Exchange Worksheet on the Stock Option Exchange Program Portal at https://www.corp-action.net/Bostonscientific. This worksheet allows you to enter your eligible grants, determine which of those grants you wish to exchange and calculate the number of DSUs you would be awarded in the exchange before actually making the election. You should also consult your personal financial and/or tax advisors about whether to exchange any particular grants.
Frequently Asked Questions

Q30)	Who can I go to if I have more questions?

First, you should make sure you carefully read and review all of the information provided to you as part of the Stock Option Exchange Program. These materials can be found at the Stock Option Exchange Program Portal at https://www.corp-action.net/Bostonscientific and include: the Offer to Exchange, which is the legal document outlining the complete terms and conditions of the program; frequently asked questions and answers; your personalized summary of eligible stock option grants; and the 2000 and 2003 Long Term Incentive Plan documents. If you need additional information or assistance, you should call Mellon Investor Services at 800-718-2943 from within the U.S. or 201-680-6670 from outside the U.S., or send an email to the BSC Equity Compensation Support box at BSCEquityCompSupport@bsci.com. You should consult your personal advisors if you have questions about your financial or tax situation.

In addition to these resources, we also plan to arrange for question and answer sessions, via web conference, about this exchange program. You will be receiving information about the timing of these sessions shortly.
This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.
Frequently Asked Questions